
11015833


SEC MAIL PROCESSING
RECEIVED
FEB 22 2011
WASH. DC
189 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 43rd Street, 23rd Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Robotti 212-986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY P. WIEGAND
Notary Public, State of New York
No. 02WI6129480
Qualified in Westchester County
Commission Expires June 27, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



CITRINCOOPERMAN

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting



RECEIVED
FEB 2 2 2011
189

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004

CITRINCOOPERMAN.COM

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents in bank	$	225,096
Cash and cash equivalents held at clearing broker, net		236,754
Commission receivable		124,351
Securities owned, at fair value		329,255
Due from related parties		2,842
Prepaid expenses and other assets		45,783
Deposit held at clearing broker-dealer		100,404
Furniture and equipment, less accumulated depreciation of $235,438		15,423
TOTAL ASSETS	$	1,079,908

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold but not yet purchased, at fair value	$	15,648
Accrued compensation and costs		309,923
Accounts payable and accrued expenses		57,524
Due to parent		1,921
Total liabilities		385,016
Commitments and contingencies (Notes 5 and 6)		
Member's equity		694,892
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,079,908

See accompanying notes to statement of financial condition.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the exemptive provisions of Rule 15c3-3 of the SEC. The Company provides brokerage services to both institutional and individual investors. The Company clears its securities transactions on a fully disclosed basis through a clearing broker-dealer, and accordingly is exempt from the provisions of the SEC's Customer Protection Rule 15c3-3. The clearing broker-dealer carries all of the customer accounts and maintains and preserves all related books and records. Accordingly, the Company is exempt from the remaining provisions of that rule.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a significant portion of its cash at its clearing broker. These assets are subject to the credit risk of the clearing broker.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income Taxes

The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for Federal and State income taxes. The City of New York does not recognize S corporation status; therefore, a provision has been made for the Company's share of the consolidated City of New York corporate tax.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank and clearing broker. Cash held at the Company's clearing broker includes funds in money market accounts that are readily convertible into cash.

Major Customers

During 2010, one of the Company's customers accounted for 20% of commission revenue.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for the interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)
Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events
In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2010, consisted of the following:

Furniture and equipment	$	250,861
Less: accumulated depreciation		(235,438)
Furniture and equipment, net	$	15,423

NOTE 3. RELATED-PARTY TRANSACTIONS

Insurance Services

Insurance brokerage services are provided by a company that is owned by a member of an officer's family. The Company paid approximately $14,000 for the year ended December 31, 2010, in insurance premiums to non-affiliated third-party insurance companies for services brokered by this related party.

Commission Income

For the year ended December 31, 2010, the Company earned commission income totaling approximately $744,000 from several entities related to the Company by common ownership and/or management.

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing

The Parent acts as the central paymaster, for both certain compensation and overhead costs incurred on behalf the Company, the Parent, and Advisors (the Parent and Advisors are collectively referred to as the "Affiliates"). In addition, the Company acts as the central paymaster for certain noncompensation-related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation between the Company and the Affiliates (the "Allocated Costs"). Allocated Costs generally consist of salaries and related benefits paid for personnel, as well as other overhead costs. Allocations of shared employee compensation costs are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. The allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Affiliates. The Company's management believes that such allocations are reasonable. Total Allocated Costs charged to the Company by the Parent in 2010 amounted to approximately $474,000. Total costs allocated by the Company to the Affiliates in 2010 amounted to approximately $140,000. In addition, the Company was reimbursed by an affiliated entity that is its second largest customer, as well as an affiliate of the Parent, approximately $302,000 for payroll and rent for shared office space.

NOTE 4. SUBORDINATED NOTE PAYABLE

The Board of Directors determined that the Company would not extend the subordinated note payable to the Parent in the amount of $100,000 beyond its maturity at December 31, 2010. The secured demand note was also terminated and its collateral was returned to the Parent. Concurrent with the termination of the subordinated loan and the secured demand note, the Company received from the Parent a capital contribution of securities in the fair value amount of approximately $157,000.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $537,561, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 68.71% as of December 31, 2010.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, the Company will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to the Company "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 7. EMPLOYEE BENEFIT PLAN

Pursuant to Section 408(p) of the Internal Revenue Code ("IRC"), the Parent has adopted a savings incentive match plan for employees (the "Plan"). Pursuant to the provisions of the Plan, the Company has elected for 2010 to contribute an amount equal to 2% of wages of all employees earning at least $5,000, up to a maximum of $245,000. The Company's proportional expense for the year ended December 31, 2010 totaled approximately $31,000.

NOTE 8. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 236,754	$ -	$ -	$ 236,754
U.S. Treasury Bill	100,404	-	-	100,404
Equity securities owned, at fair value	279,869	45,066	-	324,935
Royalty investment	-	-	4,320	4,320
Total	$ 617,027	$ 45,066	$ 4,320	$ 666,413
Liabilities:				
Equity securities sold, not yet purchased, at fair value	$ 15,648	$ -	$ -	$ 15,648

The U.S. Treasury Bill in the above table is being held by the Company's clearing broker as a deposit. This Treasury Bill has a face value of $100,000.

Money market funds, the U.S. Treasury Bill, and equity securities, both long and short positions, are included in Level 1 as they are valued at quoted market prices. Level 2 equity securities are also valued at the latest quoted market prices but are treated as Level 2 due to their limited market activity. The royalty investment is valued using the cost basis technique to determine fair value.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using a significant unobservable inputs (Level 3) for the year ended December 31, 2010:

Balance - beginning	$ -
Purchases, sales and other	4,320
Balance - ending	$ 4,320

Citrin Cooperman & Company, LLP
CITRINCOOPERMAN.COM

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